Exhibit 99.1

PRESS RELEASE

Greenfire Announces Deferred Consideration of the New Shareholder Rights Plan
by the Toronto Stock Exchange; Plan Remains in Effect

CALGARY, ALBERTA – November 12, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada announces that it has filed the new Greenfire shareholder protection rights plan agreement dated November 2024 (the “New Rights Plan”) with the Toronto Stock Exchange (the “TSX”) and that it has been notified by the TSX that the TSX will defer consideration of the acceptance of the New Rights Plan until such time as the TSX is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 – Take-Over Bids – Defensive Tactics. Pursuant to TSX policies, the TSX normally defers acceptance of shareholder rights plans adopted in response to a specific take-over bid. Notwithstanding the TSX’s deferred consideration of the New Rights Plan, the plan remains in effect.

As announced by the Company on November 6, 2024, the New Rights Plan was adopted in light of the order by the Alberta Securities Commission on November 6, 2024 to cease trade with immediate effect all securities issued or issuable under the shareholder protection rights plan agreement of Greenfire adopted on September 18, 2024 (the “Previous Rights Plan”).

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com